Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this document, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

PETROCHINA COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 857)

ANNOUNCEMENT ON CHANGE OF BOOK CLOSURE PERIOD FOR

THE PROPOSED FINAL DIVIDEND FOR THE YEAR 2014

We refer to the announcement dated 26 March 2015 in relation to the final results for the year ended 31 December 2014 (the “Results Announcement”) and the 2014 annual report (the “2014 Annual Report”) of PetroChina Company Limited (the “Company”). Pursuant to the Results Announcement and 2014 Annual Report, the register of members of the Company will be closed from 4 June 2015 to 9 June 2015 (both days inclusive), for determining the entitlement of the proposed final dividend for the year ended 31 December 2014. We also refer to the announcement of the Company dated 15 May 2015 in relation to the postponement of the annual general meeting for the year 2014 (the “AGM”).

The board of directors of the Company hereby announces that due to the change of the date of the AGM to 23 June 2015, the period for closure of register of members of the Company for determining the entitlement of the proposed final dividend will be changed to the period from 3 July 2015 to 8 July 2015 (both days inclusive), during which period no transfer of H shares will be registered. In order to qualify for the final dividend, holders of H shares must lodge all transfer documents together with the relevant share certificates at Hong Kong Registrars Limited at or before 4:30 p.m. on 2 July 2015.

The proposed final dividend is subject to shareholders’ review and approval at the forthcoming AGM to be held on 23 June 2015. The final dividend will be paid to shareholders whose names appear on the register of members of the Company at the close of trading on 8 July 2015. The final dividend of H shares for 2014 will be paid on or around 13 August 2015.

By order of the Board
PetroChina Company Limited
Wu Enlai
Secretary to the Board

Beijing, the PRC

20 May 2015

As at the date of this announcement, the board of directors of the Company comprises Mr Zhou Jiping as the Chairman; Mr Wang Dongjin as Vice Chairman and executive director; Mr Yu Baocai, Mr Shen Diancheng and Mr Liu Yuezhen as non-executive directors; Mr Liu Hongbin as executive director; and Mr Chen Zhiwu, Mr Richard H. Matzke, Mr Lin Boqiang and Mr Zhang Biyi as independent non-executive directors.